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July 25, 2024

VIA EDGAR

United States Securities
and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention:

Re:	iBio, Inc. Registration Statement on Form S-3 Filed July 3, 2024 File No. 333-280680

Dear Mr. Crawford:

On behalf of our client, iBio, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 3, 2024 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are concurrently submitting via EDGAR an Amendment No. 1 to the Registration Statement (the “Amendment”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment.

Registration Statement on Form S-3 Prospectus Summary Overview, page 1

1.	Please revise your Prospectus Summary Overview to provide context and balance to your discussion of your platform and AI-engine. For instance, please highlight, if true, that you have a limited operating history developing vaccines and therapeutics, that you have not conducted clinical trials on any product candidates, and that there is a risk that you may be unsuccessful in developing or commercializing any product candidates.

Response: In response to the Staff’s comment, the Prospectus Summary Overview has been updated.

2.	Please revise to explain your basis for making all performance and leadership claims, including the following ones:

•	Your belief that you “lead the field with (y)our patented AI-engine uncovering ‘hard to develop’ molecules;”

•	Your “groundbreaking EngageTx™ technology enables (you) to target bi-specific molecules;”

•	Your ability to “navigate sequence diversity and promote Human-Cyno cross reactivity while mitigating cytokine release;”

United States Securities
and Exchange Commission

July 25, 2024

•	Your “unparalleled epitope engine stands out by allowing the ability to target select regions of a protein, potentially removing the lengthy trial and error out of mAb discovery;”

•	Your AI-engine is expected to “increase the probability of success.”

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment.

In accordance with your letter, we acknowledge the Company is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at (212) 885-5358 or Melissa Palat Murawsky at (215) 569-5732 with any questions or further comments regarding the response to the Staff’s comments.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow